Society Pass Incorporated

80 Robinson Road, #17-01B,

Singapore 068898

VIA EDGAR

December 16, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Society Pass Incorporated
Request for Acceleration
Registration Statement on Form S-1 (File No. 333-292060) (the “Registration Statement”)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on December 15, 2025, in which the Company requested acceleration of the effective date of the above-referenced Registration Statement for December 16, 2025 at 5:15 p.m., Eastern time, or as soon thereafter as practicable. The Company is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

Society Pass Incorporated

By:	/s/ Raynauld Liang
Name:	Raynauld Liang
Title:	Chief Executive Officer